

Mail Stop 3030

July 7, 2009

David Schlotterbeck
Chairman and Chief Executive Officer
CareFusion Corporation
3750 Torrey View Court
San Diego, California 91230

      Re: CareFusion Corporation
              Amendment No. 4 to Registration Statement on Form 10
              Filed July 7, 2009
              File No. 001-34273

Dear Mr. Schlotterbeck:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legal Proceedings, page 84

1.   We note the four additional contingencies referenced in the bullet points in Schedule 5.06 to Exhibit 10.54. Please tell us why these matters are not required to be disclosed in the registration statement.

Material U.S. Federal Income Tax Consequences, page 151

2.   Given your receipt of the private letter ruling from the Internal Revenue Service that the contribution and distribution will qualify as a reorganization for U.S.

federal income tax purposes, please revise your disclosure here and in the summary that currently implies there is some uncertainty as to what the tax consequences will be. In this regard, we note your use of the term "generally" to describe the ruling and the tax consequences to holders receiving cash in lieu of fractional shares, as well as the assumption that the transaction will qualify as tax-free.

Description of Indebtedness, page 154

3.   Please revise your disclosure at the top of pages 155 and 156 to describe with more specificity the interest rate to which your financing arrangements are subject. Please also revise to describe potential increases in the applicable interest rates when repayment is not made within specified time frames as provided in Exhibits 10.52 through 10.54.

Exhibits

4.   Please file all exhibits, schedules, appendices and/or attachments to the employment agreement filed as Exhibit 10.51. For example, we note that you have not filed Exhibits A, B and C.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jong Hwang at (202) 551-3327 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax):   Erika Weinberg, Esq. — Weil, Gotshal & Manges LLP